Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered strong sales growth and core margin expansion (cc1) in 2015; announces plans to accelerate growth at Alcon, streamline Group operations
•	Strong growth (cc) in full year sales, core operating income and core EPS[2]
o	Net sales up 5% (cc) and core operating income up 10% (cc)
o	Core operating income margin up 1.3 percentage points (cc)
o	Operating income (-2% cc) down mainly due to amortization of the new oncology assets
o	Net income (-18% cc) impacted by exceptional gains in 2014 (from the sale of shares in Idenix and LTS) and exceptional charges in 2015 (related to Venezuela subsidiaries)
o	Core EPS up 10% (cc) to USD 5.01
o	Currency negatively impacted sales by -10% and core operating income by -15%
o	Free cash flow of USD 9.3 billion, down 15% (USD) due to currency
•	Solid Q4 with net sales up 4% (cc) and core operating income up 9% (cc)
o	Strong Pharmaceuticals performance offset weak Alcon
•	Innovation momentum continued with key approvals and filings in Q4
o	Entresto approved for chronic heart failure in EU
o	Cosentyx approved for AS and PsA in EU and, in January 2016, in US
o	Sandoz submitted biosimilar etanercept in EU and pegfilgrastim in US
•	Focusing Alcon Division on core Surgical and Vision Care business, with growth plan underway
o	Alcon ophthalmic pharmaceuticals business to move to Pharmaceuticals Division, combining Alcon’s strong brand with Pharmaceuticals strengths in development and marketing
•	Leveraging Group scale to drive even greater efficiency and innovation
o	Centralizing manufacturing operations across Group to optimize capacity planning and lower costs
o	Integrating some drug development functions across divisions to improve resource allocation, technology and standards to increase innovation even further
o	Changes expected to generate over USD 1 billion in annual cost savings by 2020, ramp-up starting in 2016; one-time restructuring costs of approximately USD 1.4 billion spread over 5 years
•	Novartis leadership changes effective February 1, 2016
o	Mike Ball appointed Division Head and CEO Alcon, succeeding Jeff George
o	Vas Narasimhan appointed Global Head Drug Development and Chief Medical Officer
o	Andre Wyss appointed President Novartis Operations
•	Dividend of CHF 2.70 per share, up 4%, proposed for 2015
•	2016 Outlook[2]
o	Net sales and core operating income expected to be broadly in line with prior year (cc)

Key figures[1]	Continuing operations[2]
	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 520	13 075	-4	4	49 414	52 180	-5	5
Operating income	1 677	2 351	-29	-12	8 977	11 089	-19	-2
Net income	1 054	2 448	-57	-34	7 028	10 727	-34	-18
EPS (USD)	0.44	1.02	-57	-34	2.92	4.39	-33	-17
Free cash flow	2 942	3 955	-26		9 259	10 934	-15
Core
Operating income	3 057	3 229	-5	9	13 790	14 473	-5	10
Net income	2 707	2 857	-5	7	12 041	12 653	-5	9
EPS (USD)	1.14	1.19	-4	8	5.01	5.19	-3	10

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 53 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 Refers to continuing operations, defined on page 43 of the Condensed Financial Report.

Basel, January 27, 2016 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“In 2015, we completed our portfolio transformation, delivered solid financial results and improved core margin despite a very strong currency impact. With the plan we announced today, we intend to return the Alcon business to growth and strengthen our leading competitive position. Across the Group we will further focus our divisions, create even greater innovation by integrating drug development, and lower our costs by centralizing our manufacturing across divisions. This will position the company well for the future.”

Commenting on the leadership changes, Mr. Jimenez said:
“I want to welcome Mike Ball as Division Head and CEO of Alcon. His expertise in ophthalmology, as well as medical devices, will be instrumental in accelerating innovation and growth at Alcon. I also want to thank Jeff George for his contributions to Alcon and Sandoz over the past ten years. In addition, I want to congratulate Vas Narasimhan on his expanded role as the first Global Head of Drug Development and Chief Medical Officer at Novartis and Andre Wyss on his expanded responsibilities managing global Technical Operations.”

TAKING OUR STRATEGY FORWARD IN 2016

2015 was a transformational year for Novartis. We focused our company on three leading divisions with innovation power and global scale, divested sub-scale divisions and operationalized Novartis Business Services to manage our resources more effectively. We also achieved major innovation milestones, with the approval and launch of Entresto and Cosentyx, and the first US biosimilar approved under the new BPCIA pathway.

Today we are announcing further steps to build on our strategy:

Focusing our divisions, integrating businesses that share therapeutic areas to better leverage development and marketing capabilities

We are focusing the Alcon Division on its core Surgical and Vision Care business. Within this business, we have identified key actions to accelerate growth in 2016 and beyond. These include:

•	Optimizing IOL innovation and commercial execution
•	Prioritizing and investing in promising pipeline opportunities
•	Ensuring best-in-class service, training and education for eye care professionals
•	Improving sales force effectiveness
•	Investing in DTC behind key brands

We are strengthening our ophthalmic medicines business by transferring Alcon’s pharmaceutical products (sales of USD 3.8 billion in 2015) to the Pharmaceuticals Division, creating the world leading ophthalmology business with approximately USD 6 billion in sales. This will simplify our ophthalmic medicines business, leverage Alcon’s strong brand with Pharmaceuticals development and marketing capabilities, and help us accelerate innovation and growth in eye care.

At the same time, we are shifting selected mature, non-promoted pharmaceutical products (totaling approximately USD 0.9 billion in 2015 sales) into Sandoz, which has proven experience in managing mature products successfully.

Leveraging Group scale to further improve efficiency

We will drive greater efficiency by centralizing our manufacturing operations across divisions within a single technical operations unit. The new unit is expected to optimize capacity planning and lower costs through simplification, standardization and external spend optimization. Centralization is also expected to improve our ability to develop next-generation technologies, implement continuous manufacturing and share best practices across divisions.

Integrating some drug development functions across divisions to create even greater innovation

At Novartis, we remain committed to science and innovation in growing areas of healthcare where we can lead. To increase innovation even further, we are increasing Group-wide coordination of drug development. We are establishing a single Global Head of Drug Development to improve resource allocation, technology and standards across divisions. We are also integrating certain common functions, such as the Chief Medical Office, which will cover medical policy, safety and pharmacovigilance policy for the Group.

Expected savings

These changes are a natural extension of our strategy, and are expected to increase innovation while improving the efficiency of our organization. We expect these changes to generate over USD 1.0 billion in annual cost savings from 2020, with the ramp-up starting in 2016. Associated with these changes we expect one-time restructuring costs of approximately USD 1.4 billion spread over five years. Net savings will be used to fund innovation and improve our profit margins.

Novartis leadership changes

•	Mike Ball, Division Head and CEO Alcon
Mike Ball has been appointed Division Head and CEO Alcon, effective February 1, 2016. Mr. Ball will be a member of the Executive Committee of Novartis (ECN). He joins Novartis from Hospira, where he was CEO from 2011 until recently. Prior to Hospira, he spent five years as President of Allergan, where he held a series of leadership positions over 16 years with the company. Mr. Ball succeeds Jeff George, who has decided to leave Novartis.

•	Vas Narasimhan, Global Head Drug Development and Chief Medical Officer
Dr. Vas Narasimhan has been appointed Global Head Drug Development and Chief Medical Officer, a new position in the ECN. In this position, Dr. Narasimhan will have functional oversight for drug development for General Medicines, Ophthalmology Pharmaceuticals, Oncology and Biosimilars and will create a stronger collaboration across these units.

•	Andre Wyss, President Novartis Operations
Andre Wyss, already a member of the ECN, Head Novartis Business Services (NBS) and Country President for Switzerland, has been appointed President, Novartis Operations. In his new role, he will assume responsibility for the integrated Technical Operations organization as well as for Global Public & Government Affairs, in addition to his current responsibilities.

2015 GROUP REVIEW

Novartis laid out five priorities for 2015: deliver strong financial results; strengthen innovation; complete the portfolio transformation; capture cross-divisional synergies; and build a high-performing organization. We made progress in each of these areas in the fourth quarter and full year.

Financial results

Following the announcement of our portfolio transformation transactions on April 22, 2014, Novartis reported the Group’s financial results for the current and prior years as “continuing operations” and “discontinued operations.” See page 43 of the Condensed Financial Report for full explanation.

The commentary below focuses on continuing operations, which include the businesses of Pharmaceuticals, Alcon and Sandoz and Corporate activities. Starting on March 2, 2015, the date of the completion of the GSK transactions, continuing operations also include the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). We also provide detail on discontinued operations and total Group performance on pages 5 and 7.

Fourth quarter

Continuing operations

Net sales were USD 12.5 billion (-4%, +4% cc). Growth Products1 contributed USD 4.3 billion or 35% of net sales, up 16% (USD) over the prior-year quarter.

Operating income was USD 1.7 billion (-29%, -12% cc), mainly due to the decline in Alcon and legal settlement provisions. The adjustments made to operating income to arrive at core operating income amounted to USD 1.4 billion (2014: USD 0.9 billion), mainly on account of the amortization of the new oncology assets in Pharmaceuticals.

Core operating income was USD 3.1 billion (-5%, +9% cc). Core operating income margin in constant currencies increased 1.1 percentage points, mainly due to strong Pharmaceuticals performance. Currency had a negative impact of 1.4 percentage points, resulting in a net decrease of 0.3 percentage points in US dollar terms to 24.4% of net sales.

Net income was USD 1.1 billion (-57%, -34% cc), impacted by a prior-year exceptional pre-tax gain of USD 0.4 billion from the sale of our shares in LTS Lohmann Therapie-Systeme AG, as well as exceptional charges of USD 0.3 billion related to our Venezuela subsidiaries in the 2015 quarter.

EPS was USD 0.44 (-57%, -34% cc), in line with net income.

Core net income was USD 2.7 billion (-5%, +7% cc), broadly in line with core operating income.

Core EPS was USD 1.14 (-4%, +8% cc), broadly in line with core net income.

The free cash flow in the fourth quarter was USD 2.9 billion (-26%), a decrease of USD 1.0 billion compared to the prior-year period, primarily due to the negative currency impact on operations, lower hedging gains and higher investments in intangible assets (mainly for the remaining ofatumumab rights).

Pharmaceuticals net sales reached USD 7.9 billion (0%, +9% cc), with volume growth of 14 percentage points, including the new oncology assets acquired from GSK (sales of USD 0.6 billion in Q4). Generic competition had a negative impact of 5 percentage points, largely for Exelon Patch, Diovan monotherapy and Vivelle-Dot in the US. Pricing impact was negligible. Growth Products – which include Gilenya, Tasigna, Tafinlar + Mekinist, Jakavi, Promacta/Revolade and Cosentyx – generated USD 3.7 billion or 47% of division net sales. These products grew 34% (cc) over the same period last year.

Operating income was USD 1.5 billion (-9%, +9% cc). Core operating income was USD 2.1 billion (+6%, +23% cc). Core operating income margin in constant currencies increased by 3.3 percentage points; currency had a negative impact of 1.7 percentage points, resulting in a net increase of 1.6 percentage points to 26.8% of net sales.

Alcon net sales were USD 2.3 billion (-13%, -6% cc) in the fourth quarter. Surgical sales (-5% cc) declined, driven by competitive pressure on intraocular lenses (IOLs) and a slowdown in equipment purchases, partially offset by continued strong cataract consumables sales. Ophthalmic Pharmaceuticals sales (-5% cc) declined, driven by increased generic competition in the US, primarily to Patanol and Infection/Inflammation products, partially offset by double-digit growth in Glaucoma fixed-dose combination products and solid Systane sales in Dry Eye. Vision Care sales (-8% cc) were impacted by weaker AirOptix contact lens sales in the US and the continued decline in contact lens care, partially offset by continued strong performance of Dailies Total1.

Operating income (-64%, -36% cc) was USD 132 million. Core operating income was USD 670 million (-25%, -13% cc), primarily impacted by declining sales and higher spending in R&D, particularly for RTH258 in wet age-related macular degeneration (AMD). Core operating income margin in constant currencies decreased by 2.6 percentage points; currency had a negative impact of 2.0 percentage points, resulting in a net decrease of 4.6 percentage points to 28.5% of net sales.

1 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity in key markets until at least 2019 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Sandoz net sales were USD 2.3 billion (-8%, 0% cc) in the fourth quarter. Volume growth of 8 percentage points was fully offset by 8 percentage points of price erosion, which increased compared to prior quarters but was in line with the 2014 average. Growth in the fourth quarter was impacted by the strong prior-year period, which included a higher number of key retail product launches and benefitted from the Diovan monotherapy authorized generic, as well as increased US pricing erosion and a weak start to the flu season in 2015. Global sales of Biopharmaceuticals (including biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 41% (cc) to USD 218 million, including solid sales for Glatopa in the quarter. Anti-Infectives franchise sales (consisting of partner label and finished dosage form sales) increased by 1% (cc) to USD 368 million, reflecting the weak start to the flu season.

Operating income declined 26% (-18% cc) to USD 216 million, largely driven by legal charges of USD 34 million in the quarter. Core operating income was USD 397 million (-5%, +4% cc), impacted by price erosion in the US and the impact of unfavorable currency exchange rates. Core operating income margin increased by 0.6 percentage points (in cc and USD) to 17.2% of net sales.

Discontinued operations1

As all transactions from the portfolio transformation were closed by the end of July 2015, the fourth quarter does not include any sales from Vaccines, Animal Health or OTC, whereas the prior-year quarter included the results of all divested businesses during the three months, which amounted to USD 1.6 billion in net sales.

Operating loss from discontinued operations was USD 94 million, including additional transaction-related expenses, whereas the prior-year period amounted to a net operating loss of USD 1.2 billion, mainly driven by the exceptional impairment charge of USD 1.1 billion related to the divestment to CSL Limited, Australia (CSL) of the Vaccines influenza business.

Core operating loss for discontinued operations amounted to USD 2 million, compared to an income of USD 93 million in the prior-year quarter.

Net income from discontinued operations was USD 2 million, compared to a loss of USD 961 million in the prior-year period.

Total Group1

For the total Group, net income amounted to USD 1.1 billion compared to USD 1.5 billion in the prior-year period, and basic earnings per share decreased to USD 0.44 from USD 0.62.

Free cash flow for the total Group amounted to USD 3.0 billion.

Full year

Continuing operations

Net sales amounted to USD 49.4 billion (-5%, +5% cc) in the full year. Growth Products contributed USD 16.6 billion or 34% of net sales, up 17% (USD) over 2014.

Operating income was USD 9.0 billion (-19%, -2% cc), mainly due to amortization of the new oncology assets in Pharmaceuticals. The adjustments made to operating income to arrive at core operating income amounted to USD 4.8 billion (2014: USD 3.4 billion). The increase was mainly on account of the amortization of the new oncology assets in Pharmaceuticals.

Core operating income was USD 13.8 billion (-5%, +10% cc). Core operating income margin in constant currencies increased 1.3 percentage points, mainly due to strong Pharmaceuticals performance. Currency had a negative impact of 1.1 percentage points, resulting in a net increase of 0.2 percentage points in US dollar terms to 27.9% of net sales.

1 Discontinued operations and total Group are defined on page 43 of the Condensed Financial Report.

Net income was USD 7.0 billion (-34%, -18% cc), impacted by prior-year exceptional pre-tax gains totaling USD 1.2 billion from the sale of our shares in Idenix (USD 0.8 billion) and LTS Lohmann Therapie-Systeme AG (USD 0.4 billion), as well as the exceptional charges of USD 0.4 billion related to our Venezuela subsidiaries in 2015.

EPS was USD 2.92 (-33%, -17% cc), broadly in line with net income.

Core net income was USD 12.0 billion (-5%, +9% cc), broadly in line with core operating income.

Core EPS was USD 5.01 (-3%, +10% cc), broadly in line with core net income.

Free cash flow for the year was USD 9.3 billion (-15%), compared to USD 10.9 billion in 2014. The decrease was primarily due to the negative currency impact on operations.

Pharmaceuticals delivered net sales of USD 30.4 billion (-4%, +6% cc) for the full year, driven by volume growth (+13 percentage points), including the new oncology assets acquired from GSK (sales of USD 1.8 billion), which more than offset the negative impact of generic competition (-7 percentage points). Pricing impact was negligible.

Operating income was USD 7.6 billion (-10%, +5% cc) for the full year. Included in operating income were USD 1.3 billion of amortization of intangible assets and USD 0.2 billion of net acquisition-related costs, mainly related to the new oncology assets acquired from GSK, as well as USD 578 million in legal-related items, including USD 400 million for a settlement of the specialty pharmacies case in the Southern District of New York, partly offset by divestment gains. Core operating income was USD 9.4 billion (-1%, +14% cc), generating core operating leverage in constant currencies through the continued reduction of functional costs and ongoing productivity initiatives. Core operating income margin in constant currencies improved by 2.4 percentage points; currency had a negative impact of 1.4 percentage points, resulting in a net margin expansion of 1.0 percentage points to 30.9% of net sales.

Alcon net sales were USD 9.8 billion (-9%, -1% cc) for the full year. Surgical sales (-1% cc) declined, driven by weaker performance in IOLs and cataract equipment, partially offset by strong cataract consumables and vitreoretinal sales. Ophthalmic Pharmaceuticals were flat, with generic competition in the US partially offset by double-digit growth of fixed-dose combination products in Glaucoma and the Systane product portfolio in Dry Eye. Vision Care (-2% cc) declined as a result of the continued weakness in Contact Lens Care and slower contact lens sales, despite continued strong growth of Dailies Total1 and AirOptix Colors.

Operating income was USD 0.8 billion (-50%, -20% cc). Core operating income was USD 3.1 billion
 (-20%, -7% cc), impacted by lower sales and higher spending, primarily in R&D and M&S behind investments to drive growth and an increase in provisions for bad debt in Asia. Core operating income margin in constant currencies decreased by 2.1 percentage points; currency had a negative impact of 1.9 percentage points, resulting in a net decrease of 4.0 percentage points to 31.2% of net sales.

Sandoz net sales were USD 9.2 billion (-4%, +7% cc) for the full year, as volume growth of 15 percentage points more than offset 8 percentage points of price erosion. All regions grew, led by the US (+10% cc), Western Europe (+3% cc), Asia Pacific (+13% cc) and Latin America (+18% cc). From a franchise perspective, global sales of Biopharmaceuticals grew 39% (cc) to USD 772 million, benefitting from the performance of recent launches. Anti-Infectives franchise sales were USD 1.4 billion (+9% cc), supported by a strong flu season at the beginning of the year and restored production capacities following quality upgrades in 2014.

Operating income was USD 1.0 billion (-8%, +1% cc) for the full year, including USD 204 million of restructuring charges mainly related to our manufacturing footprint initiative. Core operating income increased 6% (+17% cc) to USD 1.7 billion. Core operating income margin in constant currencies increased by 1.5 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net increase of 1.7 percentage points to 18.1% of net sales.

Discontinued operations

Operational results for discontinued operations in 2015 include seven months of results from the Vaccines influenza business, until its divestment date on July 31, 2015, as well as results from the non-influenza Vaccines business and OTC until their divestment date on March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain. The prior year included the results of all divested businesses during the full year.

Discontinued operations sales in 2015 amounted to USD 601 million, including USD 70 million from the Vaccines influenza business, USD 75 million from the non-influenza Vaccines business and USD 456 million from OTC. In 2014, discontinued operations net sales were USD 5.8 billion.

Operating income for discontinued operations includes preliminary exceptional pre-tax gains of USD 12.7 billion from the divestment of Animal Health (USD 4.6 billion) and the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion arising from the contribution of Novartis OTC into the consumer healthcare joint venture). In addition, the GSK transactions resulted in approximately USD 0.6 billion of additional transaction-related expenses.

The remaining operating loss from discontinued operations was USD 0.2 billion, representing the operating performance of the Vaccines influenza business up to July 31, as well as the non-influenza Vaccines business and OTC up to March 2, and is net of the partial reversal of USD 0.1 billion of the impairment recorded in 2014.

Core operating loss for discontinued operations, which excludes these exceptional items, amounted to USD 225 million in 2015, compared to an income of USD 143 million in 2014.

Net income from discontinued operations amounted to USD 10.8 billion, mainly due to the exceptional gains from the GSK and Lilly transactions, compared to a net loss of USD 447 million in 2014, which included the exceptional gain of USD 0.9 billion from the divestment of the blood transfusion diagnostics unit to Grifols, more than offset by an exceptional impairment charge of USD 1.1 billion related to the divestment to CSL of the Vaccines influenza business.

Total Group

For the total Group, net income amounted to USD 17.8 billion compared to USD 10.3 billion in 2014, impacted by the exceptional divestment gains included in net income from the discontinued operations. Basic earnings per share increased to USD 7.40 from USD 4.21.

Free cash flow for the total Group amounted to USD 9.0 billion.

Key growth drivers for fourth quarter

Underpinning our financial results in the fourth quarter is a continued focus on key growth drivers, including Gilenya, Tasigna, Tafinlar + Mekinist, Jakavi, Promacta/Revolade, Cosentyx and Entresto, as well as biopharmaceuticals and Emerging Growth Markets.

Growth Products

•
Growth Products, an indicator of the ongoing rejuvenation of our portfolio, contributed 35% of continuing operations net sales in the fourth quarter, and were up 16% (USD). In Pharmaceuticals, Growth Products contributed 47% of division net sales in the quarter, and sales for these products were up 34% (cc).

•	Gilenya (USD 742 million, +18% cc), our oral MS therapy, grew double-digit in the quarter behind strong volume growth.

•	Tasigna (USD 432 million, +8% cc) continued to drive growth in our CML franchise (which also includes Gleevec/Glivec), with strong volume growth in the US and other markets.

•	Tafinlar + Mekinist (USD 147 million) grew as the first approved combination therapy for the treatment of patients with BRAF V600 mutation positive unresectable or metastatic melanoma.

•	Promacta/Revolade (USD 133 million) saw sales accelerate as the only approved once-daily oral thrombopoietin receptor agonist.

•	Jakavi (USD 119 million, +59% cc), an oral JAK inhibitor approved for myelofibrosis and polycythemia vera, grew strongly over the previous-year quarter.

•
Cosentyx (USD 121 million), the first IL-17A inhibitor approved in the US and Europe for psoriasis patients (and as of the fourth quarter, for ankylosing spondylitis and psoriatic arthritis patients in Europe as well), has progressed strongly since its launch in February 2015.

•	Entresto (USD 5 million), our breakthrough treatment for chronic heart failure with reduced ejection fraction, had modest sales in the fourth quarter due to continuing NDC blocks.

•	Biopharmaceuticals (which include biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 41% (cc) to USD 218 million.

Emerging Growth Markets

•
Continuing operations net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 4% (cc) in the fourth quarter, reflecting a general slowdown in the Chinese economy. Growth was led by Turkey (+16% cc) and Brazil (+14% cc). China grew 5% (cc).

Strengthen innovation

The fourth quarter saw pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	Entresto approved in EU
In November, the EC approved Entresto (sacubitril/valsartan) for the treatment of adult patients with symptomatic chronic heart failure with reduced ejection fraction (HFrEF).

•	Cosentyx approved for AS and PsA in EU, and in US in January
The EC approved Cosentyx (secukinumab) for the treatment of two new indications: ankylosing spondylitis (AS) and psoriatic arthritis (PsA). In January 2016, the FDA also approved Cosentyx for AS and PsA.

•	FDA approved Utibron Neohaler for COPD
The FDA approved the dual combination bronchodilator Utibron Neohaler (indacaterol/ glycopyrrolate) for the long-term maintenance treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and/or emphysema.

•	Tafinlar + Mekinist received regular approval in US
The combination Tafinlar + Mekinist (dabrafenib + trametinib) received regular approval from the FDA based on the completion of two Phase III confirmatory trials, which demonstrated an overall survival (OS) benefit for Tafinlar + Mekinist. The combination was previously approved in the US under the FDA’s accelerated approval program.

Regulatory submissions and filings

•	FDA granted Afinitor priority review in GI/lung NET
The FDA granted priority review to Afinitor (everolimus) for use in advanced, progressive, non-functional neuroendocrine tumors (NET) of gastrointestinal (GI) or lung origin.

•	Sandoz submitted biosimilar etanercept in Europe
The EMA accepted Sandoz’s regulatory submission for biosimilar Enbrel® (etanercept), a TNF-alpha inhibitor. Sandoz is seeking approval for all indications included in the reference product’s label, including rheumatoid arthritis and psoriasis.

•	Sandoz submitted biosimilar pegfilgrastim in the US
The FDA accepted Sandoz’s regulatory submission for biosimilar Neulasta® (pegfilgrastim), a recombinant human granulocyte colony-stimulating factor. The submission was based on the Phase III PROTECT 2 study, which showed the proposed biosimilar to be both equivalent and non-inferior to Neulasta® for the prevention of neutropenia in patients with breast cancer. Sandoz is seeking approval for the same indication as the reference product.

Results from important clinical trials and other highlights

•	Two year Phase III data for Cosentyx showed sustained efficacy in AS and PsA
The Cosentyx MEASURE 1 study showed up to 80% of patients with AS had no radiographic progression in the spine as shown by x-ray assessment over two years. In addition, the Cosentyx FUTURE 1 study showed no further progression in joint damage in 84% of patients with PsA over two years of treatment.

•	Phase III studies for Cosentyx in AS published in NEJM
Results of the MEASURE 1 and MEASURE 2 studies for Cosentyx in AS were published in the New England Journal of Medicine (NEJM).

•	RELAX-AHF-2 study of serelaxin continued following interim analysis
Following an interim analysis, the Data Monitoring Committee of the RELAX-AHF-2 study of serelaxin recommended continuing the trial without changes. Top-line results are expected in 2017, based on the latest projections to obtain the pre-specified number of cardiovascular events needed to complete the study. Timelines were slightly extended after the addition in 2015 of “worsening heart failure” as an additional primary endpoint.

•	Novartis continued to grow immuno-oncology pipeline through collaboration and licensing agreement with Surface Oncology
In January 2016, Novartis entered into a collaboration and licensing agreement with Surface Oncology. Through the agreement, Novartis gained access to four pre-clinical programs that target regulatory T cell populations, inhibitory cytokines, and immunosuppressive metabolites in the tumor microenvironment.

•	New CTL019 data in relapsed/refractory ALL presented at ASH
An ongoing Phase II study in children and young adults with relapsed/refractory acute lymphoblastic leukemia (r/r ALL) found that 93% (55/59) experienced complete remissions with CTL019.

•	Five year Phase III Jakavi data reinforced long-term treatment benefit in MF
In the COMFORT-II study, five-year treatment with Jakavi (ruxolitinib) demonstrated an OS advantage for myelofibrosis (MF) patients, despite crossover from best available therapy after week 48.

•	Ultibro Breezhaler demonstrated superiority over Seretide® in COPD
Ultibro Breezhaler (indacaterol/glycopyrronium) met the primary endpoint of the Phase III FLAME trial, demonstrating superiority to Seretide® in reducing chronic obstructive pulmonary disease (COPD) exacerbations during 52 weeks of treatment.

•	Phase III PKC412 data showed survival benefit in certain AML patients
The Phase III RATIFY study of adult patients with newly-diagnosed FLT3-mutated acute myeloid leukemia (AML) showed that PKC412 (midostaurin) plus standard induction and consolidation chemotherapy improves OS by 23% compared to standard induction and consolidation chemotherapy alone.

•	Promacta/Revolade studies in MDS/AML discontinued
Novartis determined that the SUPPORT and ASPIRE studies do not support registration of Promacta/Revolade (eltrombopag) in intermediate-1, intermediate-2 and high-risk myelodysplastic syndrome (MDS) and/or acute myeloid leukemia (AML). Novartis is still evaluating the data to assess whether ongoing development of Promacta/Revolade in these patient populations is warranted.

•	Alcon launched Contoura Vision as first personalized LASIK procedure
Alcon launched Contoura Vision, a topography-guided LASIK treatment designed to provide surgeons the ability to perform more personalized laser procedures based on the unique corneal topography of each eye.

Complete the portfolio transformation

With the announcement on March 2, 2015 of the completion of the transactions with GSK, and the announcement on July 31, 2015 of the divestment of the Vaccines influenza business to CSL, we completed our portfolio transformation.

Build a high-performing organization

The company’s focus on quality continued to yield results in 2015. There were a total of 53 global health authority inspections during the fourth quarter, four of which were conducted by the FDA. 51 of the 53 inspections were assessed as good or satisfactory. The outcomes of three inspections, including one from the third quarter and two from the fourth quarter, are still pending. For the full year there were 192 inspections, including 31 conducted by the FDA. 189 of the 192 inspections in the full year were good or satisfactory.

Capture cross-divisional synergies

We continued to advance our productivity programs in the fourth quarter, helping to support margins for the Group.

•
Novartis Business Services (NBS), our cross-divisional services organization, continued to execute on its priorities of driving efficiency, standardization and simplification across the Group. The organization continued to scale up the offshoring of transactional services to Global Service Centers, and at the end of the fourth quarter, had approximately 9,500 full-time-equivalent associates, transferred from within the Novartis Group. The cost within the scope of NBS was stable from the prior year, contributing to Group margin improvement.

•	In the fourth quarter, we generated approximately USD 480 million in procurement savings, in part by leveraging our scale through NBS.

•
In addition, we continued to streamline our manufacturing footprint. In the fourth quarter, we finalized the divestment of our Alcon manufacturing site in Kaysersberg, France to Recipharm. For continuing operations, this brings the total number of production sites that have been or are in the process of being restructured, closed or divested to 25. Exceptional charges were USD 76 million in the fourth quarter and USD 375 million in the full year. Exceptional charges recorded cumulatively since the program began amount to USD 950 million.

In total, our productivity initiatives generated gross savings that contributed approximately USD 920 million in the fourth quarter. We achieved productivity gains of approximately USD 3.2 billion or 6% of net sales in 2015.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority. Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation and growth across its diversified healthcare portfolio, while keeping its double-A credit rating as a reflection of financial strength and discipline.

During 2015, 38.9 million treasury shares were delivered as a result of options exercised and share deliveries related to equity-based participation plans of associates. 13.7 million shares were repurchased on the SIX Swiss Exchange first trading line and from employees. In addition, Novartis repurchased 49.9 million shares on the second trading line in 2015 under the now completed share buy-back of USD 5.0 billion announced in November 2013 and to offset the dilutive impact from equity-based participation plans of associates. With these transactions, the total number of shares outstanding decreased by 24.7 million in 2015 and the sixth share buyback program has been completed.

During 2015, Novartis issued five bonds (three bonds in CHF and two bonds in USD) for a total amount of USD 4.5 billion and repaid two bonds for a total amount of USD 2.9 billion (USD 2.0 billion bond issued in March 2010 and a Swiss franc denominated bond of USD 0.9 billion issued in June 2008) at maturity.

As of December 31, 2015, the net debt stood at USD 16.5 billion compared to USD 6.5 billion at December 31, 2014. The increase of USD 10.0 billion was driven by the outflows related to the acquisition of the oncology assets from GSK of USD 16.0 billion, the dividend payment of USD 6.6 billion, share repurchases of USD 6.1 billion, divestment related payments of USD 1.0 billion and other net cash outflow items of USD 0.8 billion. This was partially compensated by the free cash flow of USD 9.0 billion, net divestment proceeds of USD 9.9 billion related to the portfolio transformation transactions and proceeds from options exercised of USD 1.6 billion.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

2016 Group outlook

Barring unforeseen events

Group net sales and core operating income in 2016 are expected to be broadly in line with the prior year (cc), after absorbing the impact of generic competition. Generic competition impact on sales is expected to be as much as USD 3.2 billion compared to USD 2.2 billion in 2015.

Excluding Gleevec/Glivec generic impact, we would expect Group net sales to grow mid-single digit (cc) and Group core operating income to grow in the mid-teens (cc).

These comparisons are versus 2015 continuing operations.

Including the steps we announced today to focus the Alcon Division on Surgical and Vision Care, move Alcon’s ophthalmic pharmaceutical products to the Pharmaceuticals Division, and shift selected mature pharmaceutical products from Pharmaceuticals to Sandoz, we expect divisional net sales performance (cc) in 2016 to be as follows:
•	Pharmaceuticals: broadly in line with 2015 to a slight decline (mid-single digit growth excluding Glivec generic impact)
•	Alcon: low single digit growth
•	Sandoz: low to mid-single digit growth

If early January exchange rates prevail for the remainder of 2016, the currency impact for the year would be negative 3% on sales and negative 5% on core operating income. This currency impact versus 2015 results from the continued strength of the US dollar against most currencies.

Annual General Meeting

Dividend proposal
The Board proposes a dividend payment of CHF 2.70 per share for 2015, up 4% from CHF 2.60 per share in 2014, representing the 19th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the 2016 Annual General Meeting (AGM) scheduled for February 23, 2016.

Reduction of share capital
The Board proposes to cancel 49,878,180 shares repurchased on the second trading line under the sixth share repurchase program in the financial year 2015 and to reduce the share capital accordingly by CHF 24,939,090, from CHF 1,338,496,500 to CHF 1,313,557,410.

Further share repurchase program
The Board proposes that shareholders authorize the Board of Directors to launch a seventh share repurchase program that will allow Novartis to repurchase shares up to a maximum of CHF 10 billion in the future. Any repurchased shares will be cancelled. The necessary capital reductions will be submitted to the shareholders for approval.

Re-elections of the Chairman and the members of the Board, election to the Board
The Board proposes the re-election of Joerg Reinhardt, Ph.D. (also as Chairman of the Board), Nancy C. Andrews, M.D., Ph.D., Dimitri Azar, M.D., Srikant Datar, Ph.D., Ann Fudge, Pierre Landolt, Ph.D., Andreas von Planta, Ph.D., Charles L. Sawyers, M.D., Enrico Vanni, Ph.D., and William T. Winters as well as the election of Ton Buechner and Elizabeth Doherty as members of the Board, each until the end of the next Annual General Meeting.

Verena Briner, M.D, has announced her decision not to stand for re-election. The Board of Directors thanks her for her services and commitment to Novartis as a Director and member of the Board of Director’s Risk Committee.

Re-elections and election to the Compensation Committee
The Board proposes the re-election of Srikant Datar, Ph.D., Ann Fudge, Enrico Vanni, Ph.D., and William T. Winters as members of the Compensation Committee, each until the end of the next Annual General Meeting.

Summary Financial Performance

Continuing operations[1]	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 520	13 075	-4	4	49 414	52 180	-5	5
Operating income	1 677	2 351	-29	-12	8 977	11 089	-19	-2
As a % of sales	13.4	18.0			18.2	21.3
Core operating income	3 057	3 229	-5	9	13 790	14 473	-5	10
As a % of sales	24.4	24.7			27.9	27.7

Pharmaceuticals	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 865	7 860	0	9	30 445	31 791	-4	6
Operating income	1 471	1 611	-9	9	7 597	8 471	-10	5
As a % of sales	18.7	20.5			25.0	26.6
Core operating income	2 105	1 977	6	23	9 420	9 514	-1	14
As a % of sales	26.8	25.2			30.9	29.9

Alcon	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 349	2 703	-13	-6	9 812	10 827	-9	-1
Operating income	132	365	-64	-36	794	1 597	-50	-20
As a % of sales	5.6	13.5			8.1	14.8
Core operating income	670	895	-25	-13	3 063	3 811	-20	-7
As a % of sales	28.5	33.1			31.2	35.2

Sandoz	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 306	2 512	-8	0	9 157	9 562	-4	7
Operating income	216	290	-26	-18	1 005	1 088	-8	1
As a % of sales	9.4	11.5			11.0	11.4
Core operating income	397	416	-5	4	1 659	1 571	6	17
As a % of sales	17.2	16.6			18.1	16.4

Corporate	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-142	85	nm	nm	-419	-67	nm	nm
Core operating loss	-115	-59	-95	-113	-352	-423	17	11

Discontinued operations	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	0	1 558	nm	nm	601	5 816	nm	nm
Operating income	-94	-1 179	nm	nm	12 477	-353	nm	nm
As a % of sales	nm	-75.7			nm	-6.1
Core operating loss/income	-2	93	nm	nm	-225	143	nm	nm
As a % of sales	nm	6.0			-37.4	2.5

Total Group[2]	Q4 2015	Q4 2014	% change		FY 2015	FY 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	1 056	1 487	-29	12	17 794	10 280	73	91
EPS (USD)	0.44	0.62	-29	12	7.40	4.21	76	94
Free cash flow	3 002	4 419	-32		9 029	10 762	-16
nm = not meaningful

1 Continuing operations include the businesses of Pharmaceuticals, Alcon and Sandoz, and starting on March 2, the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). See page 43 of the Condensed Financial Report for full explanation.
2 Total Group net income and EPS include the impact of the exceptional divestment gains. Total Group free cash flow comprises the free cash flow from continuing operations and discontinued operations.

A condensed financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/1981433/725942.pdf.

Novartis Q4 and FY 2015 Condensed Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “plans,” “innovation,” “momentum,” “growth plan,” “underway,” “effective,” “expected,” “outlook,” “intend,” “plan,” “will,” “strategy,” “forward,” “committed,” “expect,” “priorities,” “progress,” “growth drivers,” “growth products,” “pipeline,” “priority review,” “seeking,” “projections,” “launched,” “would,” “proposal,” “proposes,” “submitted,” “planned,” “Breakthrough Therapy,” “positive CHMP opinion,” “potential,” “continue,” “priority review,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding any potential financial or other impact on Novartis or any of our divisions of the strategic actions announced in January 2016 to focus our divisions, integrate certain functions and leverage our scale; or regarding any potential financial or other impact on Novartis as a result of the creation and operation of NBS; or regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the strategic actions announced in January 2016, the creation and operation of NBS, or the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the strategic actions announced in January 2016, the creation and operation of NBS, or the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected safety, quality or manufacturing issues; global trends toward health care cost containment, including ongoing pricing pressures, in particular from increased publicity on pharmaceuticals pricing; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates, including the continued significant increase in value of the US dollar, our reporting currency, against a number of currencies; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Enbrel® and Neulasta® are registered trademarks of Amgen Inc. Seretide® is a registered trademark of GlaxoSmithKline Ltd. Jakafi® is a registered trademark of Incyte Corporation.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2015, the Group achieved net sales of USD 49.4 billion, while R&D throughout the Group amounted to approximately USD 8.9 billion (USD 8.7 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 119,000 full-time-equivalent associates. Novartis products are available in more than 180 countries around the world. For more information, please visit http://www.novartis.com.

Novartis issued its 2015 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2015 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its 2015 Corporate Responsibility Performance Report today, and it is available at www.novartis.com.

Important dates
February 23, 2016                                    Annual General Meeting
April 21, 2016                                               First quarter results 2016
May 24-25, 2016                                        Meet Novartis Management investor event in Basel, Switzerland
July 19, 2016                                                  Second quarter results 2016
October 25, 2016                                       Third quarter results 2016